Filed by FairPoint Communications, Inc.
Pursuant to Rule 425 under
the Securities Act of 1933, as amended,
and deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934, as amended
Subject Company: FairPoint Communications, Inc.
Exchange Act File No.: 001-32408

The following communication to FairPoint Communications, Inc. customers/community was first made available on the FairPoint Communications, Inc. corporate website on December 5, 2016:

FairPoint to Merge with Consolidated
Background Information

This merger brings together experienced management and provides important scale which will lead to a strong, financially viable company, well positioned to compete, invest and continue to enhance the customer experience while developing and deploying new products and services.

New company (following closing which is expected in mid-2017):

•	35,000+ route miles of fiber

•	Approximately 4,400 employees

•	24 states of operation

•	Approximately 795,000 broadband and Ethernet connections

•	Approximately 840,000 voice connections

Customer-Community FAQs

•	Q: Who is Consolidated Communications?

•	A: Consolidated Communications is a leading business and broadband solutions provider.

Consolidated Communications is a publicly traded (NASDAQ: CNSL) company headquartered in Mattoon, Illinois with operations and employment centers in Illinois, California, Kansas, Pennsylvania, Texas, Minnesota, Iowa and North Dakota.

Consolidated provides facilities-based broadband services over its advanced fiber networks to Business, Residential and Carrier customers. The company takes great pride in delivering quality services at competitive prices.

Consolidated understands the demands of today’s telecommunications marketplace and has a strong reputation and commitment to the customers and the communities it serves. It has the highest customer satisfaction ratings in its markets, is growing its business services and recently expanded Cloud Services to several new markets.

Founded in 1894, Consolidated has a solid track record and proud history and is committed to providing reliable services at competitive rates.

•	Q: How does this announcement affect my services, rates, contract and support?

•	A: There is no change to your services, rates, or contract. You will continue to receive the same quality support and care you’ve received in the past.

FairPoint and Consolidated will have greater scale and geographical reach and combine its resources and talents to become an even stronger provider of effective and secure communications solutions.

We’ll keep you updated with additional information as the deal closes.

Your services and your service agreements will not be affected as a result of this announcement.

Please note that your support resources have not changed, nor have your sales or technical support contacts. You can continue to reach us at the contact number included on your billing statement.

•	Q: Why is FairPoint being bought out?

•	A: FairPoint is a strong and valuable company with a superior fiber network, an extensive service offering and a talented team of people supporting your products and services.

Over the years, we’ve been working hard to meet our customers’ growing needs. We’ve built a strong company with an outstanding operating platform. We believe that our talents and resources combined with Consolidated can leverage our extensive fiber network and provide a greater breadth of products and services.

Our operating resources and capabilities complement one another. The additional markets strengthen the combined company’s growth opportunities, enhancing scale with a fiber-rich network that will extend across a combined 24 states, making us the ninth largest fiber provider in the U.S. This transaction creates a broader platform from which to expand our services to more effectively compete in the communications industry.

•	Q: Will the FairPoint name change?

•	A: After closing, and following some period of transition, it is expected the company will operate under the Consolidated brand.

•	Q: Will the layout and format of my bill change?

•
A: You will not see any changes in your bill. As the integration plan unfolds, and as system integration is completed, you could see changes to your bill and we would expect to provide notices of such changes.

•	Q: Will I have to change my email address?

•	A: No, your email address will not change.

•	Q: How long before the transaction is completed?

•	A: The Company expects the transaction to close in the mid-2017. Closing is subject to customary FCC and state regulatory approvals as well as the approval of the shareholders of both companies.

•	Q: How will I be kept informed of the status of the acquisition?

•
A: We will keep you informed throughout this process. Look for additional information coming to you via direct-mail, bill messages, email and website communications. You can also look for additional information at www.fairpoint.com/consolidated.

•	Q: Will any positions be eliminated as a result of the acquisition?

•
A: The objective and practice of Consolidated in their past mergers has been to align resources and look for the best of the best to deliver outstanding customer service. We expect that we will work closely with Consolidated to create a robust and talented team well positioned to serve our customers. A detailed transition and integration plan is currently being developed, but it’s important to remember we are early in what will be a several-month closing process.

•	Q: How confident are you that the integration of the two companies will go smoothly?

•
A: Consolidated has been involved in numerous combinations in the past and management at FairPoint has extensive experience in integration. We expect a smooth transition to be effectuated through the anticipated integration planning by both companies. One important distinction is that FairPoint owns and operates its own operating systems and any system integration decisions and timelines will be based on the needs of the business. In contrast, when FairPoint purchased the landlines from Verizon, Verizon owned the systems and FairPoint was required to develop and cutover at one time resulting in the past system challenges. We do not expect this to occur.

Safe Harbor

The Securities and Exchange Commission (“SEC”) encourages companies to disclose forward-looking information so that investors can better understand a company’s future prospects and make informed investment decisions. Certain statements in this filing are forward-looking statements and are made pursuant to the safe harbor provisions of the Securities Litigation Reform Act of 1995. These forward-looking statements reflect, among other things, current expectations, plans, strategies, and anticipated financial results of the Consolidated Communications Holdings, Inc. (“Consolidated”) and FairPoint Communications, Inc. (“FairPoint”), both separately and as a combined entity. There are a number of risks, uncertainties, and conditions that may cause the actual results of Consolidated and FairPoint, both separately and as a combined entity, to differ materially from those expressed or implied by these forward-looking statements. These risks and uncertainties include the timing and ability to complete the proposed acquisition of FairPoint by Consolidated, the expected benefits of the integration of the two companies and successful integration of FairPoint’s operations with those of Consolidated and realization of the synergies from the integration, as well as a number of factors related to the respective businesses of Consolidated and FairPoint, including economic and financial market conditions generally and economic conditions in Consolidated’s and FairPoint’s service areas; various risks to stockholders of not receiving dividends and risks to Consolidated’s ability to pursue growth opportunities if Consolidated continues to pay dividends according to the current dividend policy; various risks to the price and volatility of Consolidated’s common stock; changes in the valuation of pension plan assets; the substantial amount of debt and Consolidated’s ability to repay or refinance it or incur additional debt in the future; Consolidated’s need for a significant amount of cash to service and repay the debt and to pay dividends on the common stock; restrictions contained in the debt agreements that limit the discretion of management in operating the business; legal or regulatory proceedings or other matters that impact the timing or ability to complete the acquisition as contemplated, regulatory changes, including changes to subsidies, rapid development and introduction of new technologies and intense competition in the telecommunications industry; risks associated with Consolidated’s possible pursuit of acquisitions; system failures; losses of large customers or government contracts; risks associated with the rights-of-way for the network; disruptions in the relationship with third party vendors; losses of key management personnel and the inability to attract and retain highly qualified management and personnel in the future; changes in the extensive governmental legislation and regulations governing telecommunications providers and the provision of telecommunications services; telecommunications carriers disputing and/or avoiding their obligations to pay network access charges for use of Consolidated’s and FairPoint’s network; high costs of regulatory compliance; the competitive impact of legislation and regulatory changes in the telecommunications industry; liability and compliance costs regarding environmental regulations; the possibility of disruption from the integration of the two companies making it more difficult to maintain business and operational relationships; the possibility that the acquisition is not consummated, including, but not limited to, due to the failure to satisfy the closing conditions; the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; and diversion of management’s attention from ongoing business operations and opportunities. A detailed discussion of risks and uncertainties that could cause actual results and events to differ materially from such forward-looking statements are discussed in more detail in Consolidated’s and FairPoint’s respective filings with the SEC, including the Annual Report on Form 10-K of Consolidated for the year ended December 31, 2015, which was filed with the SEC on February 29, 2016, under the heading “Item 1A-Risk Factors,” and the Annual Report on Form 10-K of FairPoint for the year ended December 31, 2015, which was filed with the SEC on March 2, 2016, under the heading “Item 1A-Risk Factors,” and in subsequent reports on Forms 10-Q and 8-K and other filings made with the SEC by each of Consolidated and FairPoint. Many of these circumstances are beyond the ability of Consolidated and FairPoint to control or predict. Moreover, forward-looking statements necessarily involve assumptions on the part of Consolidated and FairPoint. These forward-looking statements generally are identified by the words “believe”, “expect”, “anticipate”, “estimate”, “project”, “intend”, “plan”, “should”, “may”, “will”, “would”, “will be”, “will continue” or similar expressions. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of Consolidated and FairPoint, and their respective subsidiaries, both separately and as a combined entity to be different from those expressed or implied in the forward-looking statements. All forward-looking statements attributable to us or persons acting on the respective behalf of Consolidated or FairPoint are expressly qualified in their entirety by the cautionary statements that appear throughout this filing. Furthermore, forward-looking statements speak only as of the date they are made. Except as required under the federal securities laws or the rules and regulations of the SEC, each of Consolidated and FairPoint disclaim any intention or obligation to update or revise publicly any forward-looking statements. You should not place undue reliance on forward-looking statements.

Important Merger Information and Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, Consolidated and FairPoint will file relevant materials with the SEC. Consolidated will file a Registration Statement on Form S-4 that includes a joint proxy statement of Consolidated and FairPoint and which also constitutes a prospectus of Consolidated. Consolidated and FairPoint will mail the final joint proxy statement/prospectus to their respective stockholders. Investors are urged to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. The joint proxy statement/prospectus and other relevant documents that have been or will be filed by Consolidated and FairPoint with the SEC are or will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to Consolidated Communications Holdings, Inc., 121 South 17th Street, Mattoon, IL 61938, Attention: Investor Relations or to FairPoint Communications, Inc., 521 East Morehead Street, Suite 500, Charlotte, North Carolina 28202, Attention: Secretary.

Consolidated, FairPoint and certain of their respective directors, executive officers and other members of management and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Consolidated is set forth in its definitive proxy statement, which was filed with the SEC on March 28, 2016. Information about the directors and executive officers of FairPoint is set forth in its definitive proxy statement, which was filed with the SEC on March 25, 2016. These documents can be obtained free of charge from the sources listed above. Investors may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus Consolidated and FairPoint will file with the SEC when it becomes available.